UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  ASTRALIS LTD.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                     046352
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                                 (CUSIP Number)

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    MIKE AJNSZTAJN                                     VIRGINIA K. SOURLIS, ESQ.
    110 Dryden Road                                           The Galleria
Bernardsville, NJ 07924                                   2 Bridge Avenue
   (908) 696-8884                                          Red Bank, NJ 07701
                                                          www.SourlisLaw.com

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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                March 3, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

         Mike Ajnsztajn
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2.       Check the Appropriate Box if a Member of a Group                (a) [ ]
         (See Instructions)                                              (b) [ ]
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3.       SEC Use Only

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4.       SOURCE OF FUNDS (See Instructions)
         OO
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5.       Check if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)                                       [ ]
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6.       Citizenship or Place of Organization
         Brazil
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                            7.     Sole Voting Power
                                   0
                           -----------------------------------------------------
         NUMBER OF          8.     Shared Voting Power
          SHARES                   0
    BENEFICIALLY OWNED     -----------------------------------------------------
     BY EACH REPORTING      9.     Sole Dispositive Power
        PERSON WITH                0
                           -----------------------------------------------------
                            10.    Shared Dispositive Power
                                   0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         0
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12.      Check if the Aggregate Amount In Row (11) Excludes Certain Shares
         (See Instructions)                                                  [ ]
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13.      Percent of Class Represented by Amount in Row (11) 0.0%
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14.      Type of Reporting Person (See Instructions)
         IN
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      Mike Ajnsztajn ("Mr. Ajnsztajn") hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the common stock, par value $0.0001 per share, of Astralis Ltd., a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, Mr. Ajnsztajn's Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.

Item 3. Source and Amount of Funds or Other Consideration.

      Item 3 is supplemented to include the following:

      The consideration to be used in making the purchases and transfers described below will be newly issued SkyePharma ordinary shares described in
Item 6 below.

Item 4. Purpose of the Transaction.

      The purpose of the transaction is to sell 8,680,000 of Mr. Ajnsztajn's shares of common stock of the Issuer.

      Except as set forth in this statement, as of the date of the filing of this statement, Mr. Ajnsztajn does not have any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

      Item 5 is supplemented to include the following:

      On March 3, 2005, Mr. Ajnsztajn ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Item 6 is supplemented to include the following:

      On March 3, 2005, the respective obligations of SkyePharma Ltd. ("SkyePharma"), Mr. Ajnsztajn, and Gaston Liebhaber ("Mr. Liebhaber") under the Stock Purchase Agreement (the "Stock Purchase Agreement") dated December 29, 2004 became unconditional. SkyePharma waived as a condition to Closing the valid appointment of two additional SkyePharma Directors pursuant to the Assignment Agreement dated December 29, 2004 between SkyePharma, Mr. Ajnsztajn and Mr. Liebhaber. No consideration has become or will become payable under that Assignment Agreement.

      Mr. Ajnsztajn is the former Chief Executive Officer and former member of the Board of Directors of the Issuer. Mr. Liebhaber is a former member of the Board of Directors of the Issuer.

      Pursuant to the Stock Purchase Agreement, Mr. Ajnsztajn has sold 8,680,000 shares of common stock of the Issuer to SkyePharma. The aggregate consideration to be paid by SkyePharma for Mr. Ajnsztajn's shares is 4,263,963 SkyePharma ordinary shares.

Item 7. Material to be filed as Exhibits.

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 15, 2005


                                            By: /s/ Mike Ajnsztajn
                                                --------------------------------
                                                Mike Ajnsztajn